UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Banco Santander (Brasil) S.A.

Results 1H10

July 29th, 2010

Disclaimer: forward-looking statements that may be written in this report related to the business outlook of Banco Santander, operating and financial projections and targets based on the beliefs and assumptions of the Executive Board, as well on information currently available. Such forward-looking statements are not a guarantee of performance. They involve risks, uncertainties and assumptions as they refer to future events and hence depend on circumstances that may or may not occur. Investors must be aware that general economic conditions, industry conditions and other operational factors may affect the future performance of Banco Santander and may cause actual results to substantially differ from those in the forward-looking statements.

Important remark: this version of the company's release is an unaudited free translation from the original in Portuguese.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

CONTENTS

CONTENTS

Key Consolidate Data	03

Highlights of the Period	04

Ratings	06

Macroeconomic Environment	07

RECENT EVENTS	08

Executive Summary	09

Santander’s results in Brazil
ACCOUNTING AND MANAGEMENT RESULTS RECONCILIATION	10
MANAGERIAL INCOME STATEMENT	11
BALANCE SHEET	16
PROFIT BY SEGMENT	21
CARDS	22

Risk Management	23

Sustainable Development and corporate governance	25

Summarized balance sheet and financial Statements	27

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A., prepared according to the International Financial Reporting Standards (IFRS). The condensed financial statements for the first semester of 2010 (1H10) are available at the Investor Relations and regulatory agencies website.

The following information, regarding results and performance indicators, are managerial, as they are adjusted for the fiscal hedge of the investment in the Cayman branch. This adjustment, which impacts the income tax and gains (losses) on financial assets and liabilities + exchange rate differences, does not change the net profit. The reconciliation between the accounting result and the managerial result is available on page 10 of this report.

MANAGEMENT ANALYSIS	1H10	1H09	Var.	2Q10	1Q10	Var.
			1H10x1H09			2Q10x1Q10

RESULTS (R$ million)
Net interest income	11,698	10,661	9.7%	5,865	5,833	0.5%
Net fees	3,332	3,016	10.5%	1,710	1,622	5.4%
Allowance for loan losses	-4,654	-4,827	-3.6%	-2,251	-2,403	-6.3%
Administrative and personnel expenses	-5,429	-5,380	0.9%	-2,774	-2,655	4.5%
Net profit	3,529	2,445	44.3%	1,766	1,763	0.2%

BALANCE SHEET (R$ million)
Total assets	347,246	288,878	20.2%	347,246	316,049	9.9%
Securities	93,493	46,871	99.5%	93,493	74,829	24.9%
Loan portfolio¹	146,529	134,173	9.2%	146,529	139,910	4.7%
Individuals	45,910	41,217	11.4%	45,910	43,992	4.4%
Consumer finance	26,119	24,593	6.2%	26,119	25,509	2.4%
SMEs	32,260	31,845	1.3%	32,260	30,811	4.7%
Corporate	42,240	36,519	15.7%	42,240	39,597	6.7%
Funding from Clients	135,744	150,197	-9.6%	135,744	133,757	1.5%
Total equity	71,619	51,805	38.2%	71,619	70,729	1.3%
Total equity excluding goodwill²	43,307	24,542	76.5%	43,307	42,417	2.1%

PERFORMANCE INDICATORS (%)
Return on shareholders' equity - annualized	10.2%	9.9%	0.4 p.p.	10.4%	10.5%	-0.1 p.p.
Return on shareholders' equity excluding goodwill² - annualized	17.4%	21.9%	-4.6 p.p.	17.8%	18.0%	-0.3 p.p.
Return on average asset - annualized	2.2%	1.7%	0.5 p.p.	2.2%	2.2%	-0.1 p.p.
Efficiency Ratio³	34.2%	36.5%	-2.2 p.p.	35.4%	33.1%	2.4 p.p.
Recurrence[4]	61.4%	56.1%	5.3 p.p.	61.6%	61.1%	0.6 p.p.
BIS ratio excluding goodwill²	23.4%	17.0%	6.4 p.p.	23.4%	24.4%	-1.0 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency[5] - IFRS	6.6%	7.0%	-0.5 p.p.	6.6%	7.0%	-0.4 p.p.
Delinquency[6] (more than 90 days) - BR GAAP	4.7%	6.2%	-1.5 p.p.	4.7%	5.4%	-0.7 p.p.
Delinquency[7] (more than 60 days) - BR GAAP	5.6%	7.6%	-2.0 p.p.	5.6%	6.4%	-0.8 p.p.
Coverage ratio[8]	101.7%	97.1%	4.6 p.p.	101.7%	102.8%	-1.1 p.p.

OTHER DATA
Assets under management - AUM (R$ million)	109,493	85,503	28.1%	109,493	106,572	2.7%
Numbers of credit and debit cards (thousand)	35,339	31,306	12.9%	35,339	34,004	3.9%
Branches	2,097	2,091	0.3%	2,097	2,091	0.3%
PABs (mini branches)	1,491	1,510	-1.3%	1,491	1,496	-0.3%
ATMs	18,117	18,101	0.1%	18,117	18,102	0.1%
Total Customers (thousand)	23,514	21,465	9.5%	23,514	22,979	2.3%
Total active account holders[9] (thousand)	10,503	9,929	5.8%	10,503	10,379	1.2%
Employees	51,789	51,146	1.3%	51,789	51,747	0.1%
1. Management information.
2. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
3. General Expenses/Total Income .
4. Net commissions / General expenses.
5. Portfolio overdue by more than 90 days plus loans with high default risk / Credit Portfolio.
6. Portfolio overdue by more than 90 days / Credit Portfolio BR GAAP.
7. Portfolio overdue by more than 60 days / Credit Portfolio BR GAAP.
8. Allowance for Loan Losses / Portfolio overdue by more than 90 days plus loans with high default risk.
9. Customers with active accounts during a 30-day period, according to the Brazilian Central Bank.

CONTENTS

HIGHLIGHTS OF THE PERIOD

RESULTS

▪  The Net Profit was R$ 3,529 million in the first semester of 2010, an increase of 44.3% (R$ 1,084 million) compared to the R$ 2,445 million in the first semester of 2009.

▪  In the second quarter of 2010, the net profit totaled R$ 1,766 million, up 0.2% compared to the first the quarter of 2010. Excluding the extraordinary results from the first quarter of 2010 (R$ 37 million), the growth of the second quarter reached 2.3%

▪  The Profit before Taxes was R$ 4,481 million, an increase of 43.9% compared with the same period of 2009. In the quarter, the net profit was R$ 2,309 million, an increase of 6.3% compared with the first quarter of 2010.

INDICATORS

▪       Evolution of performance indicators in twelve months (1H10/1H09):

-         Efficiency ratio¹: 34.2% in 1H10, down 2.2 p.p.

-         Recurrence ratio²: 61.4% in 1H10, up 5.3 p.p.

-         ROAE³: 17.4% annualized in 1H10, decrease of 4.6 p.p.

▪       Positive evolution of soundness indicators:

-         BIS Ratio[4]: 23.4% in June 2010, up 6.4 p.p. in twelve months

-         Coverage ratio: 101.7% in June 2010, up 4.6 p.p. in twelve months.

BALANCE SHEET

▪      Total Assets of R$ 347,246 million, an increase of 20.2% in twelve months

▪      Loan portfolio summed R$ 146,529 million, up 9.2% in twelve months

▪      Savings deposits totaled R$ 26,721 million, a jump of 24.8% in twelve months

▪      Shareholders’ Equity reached R$ 43,307 million (excluding goodwill[4] of R$ 28,312 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)
▪ Market Capitalization[5] on 06/30/2010: R$ 71.9 billion or US$ 40.0 billion ▪ Total shares (thousand): 399,044,117 ▪ Net Profit[6] per share in 1H10: • 1000 Shares - R$ 17.69 • 10 Units - R$ 18.57

1.General Expenses / Total revenues

2.Net Fees / General Expenses

3.Net profit / Average total equity. Excluding the Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência

4.Excluding the Goodwill related to the acquisition of Banco Real and Real Seguros Vida e Previdência

5.Market Capitalization: Total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit´s closing price and exchange rate of R$/US$ of 1.7995.

6. Annualized Net Profit. Calculation does not consider the difference in the dividend payout between common and preferred shares.

HIGHLIGHTS OF THE PERIOD

RATINGS

RATINGS

Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management.

RATINGS

		LONG TERM		SHORT TERM
RATING AGENCY		Ratings	Outlook	Ratings	Outlook

Fitch Ratings	National Scale	AAA (bra)	Stable	F1+ (bra)	Stable
	Local Currency	BBB+	Positive	F2	Positive
	Foreign Currency	BBB	Positive	F2	Positive

Standard & Poor’s	National Scale	brAAA	Stable	brA-1	Stable
	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable

Moody’s	National Scale	Aaa.br	Stable	Br-1	Stable
	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

MACROECONOMIC ENVIRONMENT

Macroeconomic Environment

Recent economic indicators confirmed a reduced pace of GDP growth in the second quarter of 2010. Although growth remained strong in annual terms, it shows a moderate pace versus 1Q10, especially on industrial production and retail sales.

Brazil’s GDP in the first quarter of 2010, reported in June, increased by 2.7% over the previous quarter, adjusted for seasonal effects. This performance reflects the continuation of the industrial recovery on the supply side (helped by the end of the tax incentives on the last day of the quarter, resulting in an anticipated consumption) and of investments on the demand side. Moreover, agriculture, which had a weak performance in the last quarter of 2009, began to show signs of recovery. Unemployment rate reached 7.5% in May 2010, continuing the recovery that began in March 2009, when it peaked at 9.0% during the international crisis.

The inflation started the year under pressure but it cooled down in June, and closed the first semester at 4.8% accumulated in 12 months, a little bit higher than the center of the year’s target of 4.5%. The IPCA inflation index is expected to slow down in the coming months, but the market expects inflation to remain above the target in 2010. The hike in prices combined with the buoyant economy, has already begun affecting the inflation estimates for 2011, which started moving away from the center of the target. As a result, the Central Bank of Brazil raised the Selic rate by 75 bps in the two meetings held in the 2Q10, and 50 bps in July, reaching 10.75%.

 The heating up of the economy worsened the trade balance and services/ income account, and, as a result, it increased the current account deficit. However, the higher capital inflow (investments) – a sign of the continued confidence in the Brazilian economy - offset this deficit. Then, foreign reserves increased to almost US$ 250 billion in May, which, in fact, improved the perception of Brazil.

Despite the capital inflows, the Brazilian Real depreciated by 1.2% in the three months ended in June 2010, exceeding the R$1.80/US$ mark in a quarter of high volatility in the foreign exchange scenario in which the U.S. dollar plummeted to a low R$1.73 at the end of April and the high of R$1.88 at the end of May 2010.

Total credit in Brazil’s National Financial System firmly continues its recovery trend, albeit still supported by the contribution from earmarked credit, especially from the BNDES. The credit/GDP ratio reached the peak of 45.3% in May.

Loans to individuals continue its upward trend, due to the improved job market condition and, consequently, the increase of total wage related income. In the first quarter, new loans to individuals rose by a healthy 21.6% over the same period in 2009 and this momentum was maintained in April and May. On the other hand, corporate loans started showing more consistent signs of recovery, up by a mere 3.9% yoy in the first quarter but accelerating to 13.7% yoy. in April and May 2010.

The beginning of a tighter monetary policy cycle in April led to a rise in interest rates in April and May. The average loan tenor for the sector is increasing, albeit slowly, indicating an expansion in investments.

Generally speaking, the solid domestic demand and the healthy financial system were fundamental for driving the strong growth of the Brazilian economy in the first semester of 2010, despite the uncertainties surrounding the global economic recovery. The maintenance of sound macroeconomic fundamentals will play an important role in ensuring the sustainability of this new cycle of economic growth.

ECONOMIC AND FINANCIAL INDICATORS	2Q10	1Q10	2Q09

Country risk (EMBI)	248	182	284
Exchange rate (R$/ US$ end of period)	1.801	1.781	1.951
IPCA (in 12 months)	4.84%	5.13%	4.80%
Benchmark Selic Rate (per year)	10.25%	8.75%	9.25%
CDI¹	2.22%	2.02%	2.38%
Ibovespa Index (closing)	63,407	70,372	51,465
1. Quarterly efective rate.

Recent Events

RECENT EVENTS

NOTICE OF INTEREST ON CAPITAL AND DIVIDENDS

The Board of Directors of Banco Santander (Brasil) S.A., at a meeting held on June 30, 2010, approved the Executive Board’s proposal, ad referendum the Annual General Meeting to be held in 2011:

         i.            Interest on Company’s Equity, related to 2010 second quarter, in the gross amount of R$ 400 million, which after the deduction of the amount related to the Withholding Income Tax (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 340 million;

        ii.            Interim Dividends related to 2010 first quarter, pursuant to the article 35, item II, of the Company’s Bylaws, based on the earnings registered according to the special balance sheet prepared on March 31, 2010, in the amount of R$ 500 million.

The amount of Interests on Capital and Interim Dividends approved shall be fully considered in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be paid as from August 25, 2010, without any compensation as monetary correction.

DATA PROCESSING CENTER IN CAMPINAS

On June 10, 2010, Banco Santander (Brasil) S.A. announced to the market the building of a technology, research and data processing center, in the city of Campinas, State of São Paulo. The project will demand an initial investment in the amount of R$450 million, to be spent during the construction phase, expected to be concluded in the first quarter of 2012.

The building of this technology center is aligned to Banco Santander´s sustainability practices, comprises one of the most modern technological structures of the country and reflects Banco Santander's expansion strategy in Brazil.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$ 3,529 million in the first half of 2010, a 44.3% growth over the same period in 2009. In the second quarter of 2010, the net profit totaled R$ 1,766 million, a 0.2% growth over the first quarter of 2010. Excluding the extraordinary results of R$ 37 million [1] in 1Q10, net profit grew by 2.3% in the quarter.

Shareholders’ equity in June 2010 totaled R$ 43,307 million, excluding R$ 28,312 million related to the goodwill on the acquisition of Banco Real and Real Seguros Vida e Previdência. The return on average equity adjusted for goodwill reached 17.4%, 4.6 p.p. down year-on-year, due to the dilution of the funds raised from the Global Share Offering in October 2009.

The efficiency ratio came to 34.2% in the second quarter of 2010, a 2.2 p.p. improvement year-on-year, resulting from the increase in net interest income and commissions, of 9.7% and 10.5%, respectively, and the control of expenses due to the capture of synergies, thereby maintaining the increase in expenses lower than the inflation rate.

Total general expenses increased by 0.9% in twelve months, reflecting cost control and capture of synergies from the acquisition of Banco Real, which totaled R$ 1,446 million as of June 2010.

- Sound Balance Sheet: the BIS ratio was 23.4% in June, a 6.4 p.p. increase in twelve months. Coverage ratio reached 101.7% in June 2010, 4.6 p.p. higher than in June 2009.

The credit portfolio grew by 9.2% in twelve months, totaling R$ 146,529 million. Loans to individuals grew by 11.4% in twelve months and by 4.4% in the quarter. The products with highest growth were payroll loans, credit cards, and mortgages.

Loans to small and medium companies totaled R$ 32,260 million in the second quarter of 2010, 1.3% up in twelve months. In the quarterly comparison, the segment posted substantial recovery, from a decrease of 2.0% in the first quarter of 2010 (1Q10/4Q09) to an increase of 4.7% in the second quarter of 2010 (2Q10/1Q10).

Total funding, including funding from clients [2] and assets under management, reached R$ 245,237 million in June 2010, 4.0% higher than in June 2009, led by savings deposits (24.8%) and assets under management (28.1%).

Integration PROCESS

The year 2009 was decisive for the integration process.  Important stages were concluded, new products, services and functionalities were added to our clients' daily routine, always with the objective of extracting the best from each bank.

In the first half of 2010, all the gaps arising from the unification of the platforms of the two banks were developed and implemented, and the projects have made significant progress. Preliminary tests are being carried in our systems, relating to the migration of customer and operational data as well as tests on the new technological platform. The necessary adjustments at the branches of Banco Real are in progress to prepare them to receive the Santander brand.

By the end of 2010, the customer service and the brand will be unified at all the branches, ATMs, Internet Banking and channels. In this stage, there will still be no changes in the products, services, or in the branch and account numbers, to facilitate the clients' daily routine. Such changes will be carried out after the technological migration, which will be conducted in the first half of 2011. We reiterate that the core assumption of the integration process is the continuous improvement in the standard of service provided to clients.

_____________________________
[1] Gain on disposal of assets of R$ 64 million partially offset by an allowance for contingencies of R$ 28 million [2] Include savings, demand deposits, time deposit, debenture, LCA and LCI.

SANTANDER BRAZIL RESULTS

RECONCILIATION BETWEEN ACCOUNTING AND MANAGEMENT RESULTS

In order to provide a better understanding of the IFRS results, we present, in this report, the managerial income statement. The main difference from the Reported (Accounting) Income Statement is the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences. The information and comments regarding the Income Statement in this report are based on the managerial income statement, except when quoted.

Under the Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our investment - dollar denominated - in the  Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is protected from this tax related foreign exchange exposure. Thus, our effective tax rate and revenues from gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

INCOME STATEMENT MANAGERIAL	1H10	FISCAL	1H10	1H09	FISCAL	1H09	2Q10	FISCAL	2Q10	1Q10	FISCAL	1Q10
(R$ Million)	Reported	HEDGE	Managerial	Reported	HEDGE	Managerial	Reported	HEDGE	Managerial	Reported	HEDGE	Managerial

Net Interest Income	11,698		11,698	10,661		10,661	5,865		5,865	5,833		5,833
Income from equity instruments	18		18	15		15	14		14	4		4
Share of results of entities accounted for using the equity method	23		23	257		257	13		13	10		10
Net fees	3,332		3,332	3,016		3,016	1,710		1,710	1,622		1,622
Fee and commission income	3,770		3,770	3,463		3,463	1,929		1,929	1,841		1,841
Fee and commision expense	-438		-438	-447		-447	-219		-219	-219		-219
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	709	-189	898	1,697	724	973	150	-140	290	559	-49	608
Other operating income (expenses)	-105		-105	-163		-163	-60		-60	-45		-45
Total income	15,675	-189	15,864	15,483	724	14,759	7,692	-140	7,832	7,983	-49	8,032
General expenses	-5,429		-5,429	-5,380		-5,380	-2,774		-2,774	-2,655		-2,655
Administrative expenses	-2,657		-2,657	-2,668		-2,668	-1,357		-1,357	-1,300		-1,300
Personnel expenses	-2,772		-2,772	-2,712		-2,712	-1,417		-1,417	-1,355		-1,355
Depreciation and amortization	-579		-579	-645		-645	-293		-293	-286		-286
Provisions (net)¹	-919		-919	-1,809		-1,809	-290		-290	-629		-629
Losses on assets (net)	-4,621		-4,621	-4,899		-4,899	-2,214		-2,214	-2,407		-2,407
Allowance for loan losses²	-4,654		-4,654	-4,827		-4,827	-2,251		-2,251	-2,403		-2,403
Losses on other assets (net)	33		33	-72		-72	37		37	-4		-4
Net gains on disposal of assets	165		165	1,089		1,089	48		48	117		117
Net profit before tax	4,292	-189	4,481	3,839	724	3,115	2,169	-140	2,309	2,123	-49	2,172
Income tax	-763	189	-952	-1,394	-724	-670	-403	140	-543	-360	49	-409
Net profit	3,529	-	3,529	2,445	-	2,445	1,766	-	1,766	1,763	-	1,763
1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

SANTANDER BRAZIL RESULTS

INCOME STATEMENT MANAGERIAL¹	1H10	1H09	Var.	2Q10	1Q10	Var.
(R$ Million)			1H10x1H09			2Q10x1Q10

Net Interest Income	11,698	10,661	9.7%	5,865	5,833	0.5%
Income from equity instruments	18	15	20.0%	14	4	n.a
Share of results of entities accounted for using the equity method	23	257	91.1%	13	10	30.0%
Net fees	3,332	3,016	10.5%	1,710	1,622	5.4%
Fee and commission income	3,770	3,463	8.9%	1,929	1,841	4.8%
Fee and commision expense	(438)	(447)	2.0%	(219)	(219)	0.0%
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	898	973	7.7%	290	608	52.3%
Other operating income (expenses)	(105)	(163)	35.6%	(60)	(45)	33.3%
Total income	15,864	14,759	7.5%	7,832	8,032	2.5%
General expenses	(5,429)	(5,380)	0.9%	(2,774)	(2,655)	4.5%
Administrative expenses	(2,657)	(2,668)	0.4%	(1,357)	(1,300)	4.4%
Personnel expenses	(2,772)	(2,712)	2.2%	(1,417)	(1,355)	4.6%
Depreciation and amortization	(579)	(645)	10.2%	(293)	(286)	2.4%
Provisions (net)²	(919)	(1,809)	49.2%	(290)	(629)	53.9%
Losses on assets (net)	(4,621)	(4,899)	5.7%	(2,214)	(2,407)	8.0%
Allowance for loan losses³	(4,654)	(4,827)	3.6%	(2,251)	(2,403)	6.3%
Losses on other assets (net)	33	(72)	145.8%	37	(4)	n.a.
Net gains on disposal of assets	165	1,089	84.8%	48	117	59.0%
Net profit before tax	4,481	3,115	43.9%	2,309	2,172	6.3%
Income tax	(952)	(670)	42.1%	(543)	(409)	32.7%
Net profit	3,529	2,445	44.3%	1,766	1,763	0.2%
1. Includes the Cayman tax reclassification.
2. Includes provisions for civil, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in 1H10 reached R$ 11,698 million, 9.7% up year-on-year. The increase in revenues from non-interest bearing liabilities and others was partially compensated by the decrease in revenues from credit and deposits.

The increase in the semester in non-interest bearing liabilities and others was, among others, mainly due to the revenues from the proceeds of the IPO, the incorporation of the insurance business and the structural interest rate mismatch of the balance sheet.

Revenues from credit operations dropped by 1.6% in 1H10 compared to the same period of 2009, due to the 0.4 p.p. decline in the average spread, mainly on account of the change in the product mix.  The 17.4% decrease in revenues from deposits was mainly due to the reduction in the average balance of time deposits.

In the second quarter of 2010, net interest income totaled R$ 5,865 million, 0.5% up over the previous quarter. The highlights were the revenues from credit (+4.5%), totaling R$ 4,359 million, due to the increase in the average credit balance (+2.7%) and spreads (+0.1 p.p.) as a result of higher concentration of the portfolio in the individuals segment. The reduction in revenues from non-interest bearing liabilities and others (-10.7%) was mainly due to the change in the macroeconomic scenario (interest rate curve, inflation, etc.) and the negative impact that it causes in the structural interest rate mismatch of the balance sheet.

NET INTEREST INCOME (R$ Million)¹	1H10	1H09	Var.	2Q10	1Q10	Var.
			1H10x1H09			2Q10x1Q10

Credit	8,533	8,674	-1.6%	4,359	4,173	4.5%
Average Volume	137,299	135,006	1.7%	139,120	135,478	2.7%
Spread (Annualized)	12.5%	13.0%	-0.4 p.p.	12.6%	12.5%	0.1 p.p.
Deposits	416	504	-17.4%	209	208	0.4%
Average Volume²	104,111	115,028	-9.5%	101,727	106,494	-4.5%
Spread (Annualized)	0.8%	0.9%	-0.1 p.p.	0.8%	0.8%	0.0 p.p.
Non-interest bearing liabilities and others	2,748	1,483	85.4%	1,297	1,452	-10.7%
Total net interest income	11,698	10,661	9.7%	5,865	5,833	0.5%

1. Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010.
2. Includes demand deposits, saving deposits and time deposits.

SANTANDER BRAZIL RESULTS

Gains (losses) on financial assets and liabilities (net) + Exchange RATE Differences

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$ 709 million in the first half of 2010, a 58.2% decrease from the R$ 1,698 million in the first quarter of 2009.

Excluding the effect of the tax hedge of the investment at the Cayman branch, the gain was R$ 898 million in the first half of 2010, down 7.7% year-on-year. The tax hedge is a strategy used to mitigate the exchange rate variation effects of offshore investments on net profit.

GAINS (LOSSES) ON FINANCIAL ASSETS	1H10	1H09	Var.	2Q10	1Q10	Var.
AND LIABILITIES (NET) (R$ Million)			1H10x1H09			2Q10x1Q10

Total	709	1,698	-58.2%	150	559	-73.1%
Hedge Cayman	-189	724	-126.1%	-140	-49	185.4%
Total excluding Cayman Hedge	898	973	-7.7%	290	608	-52.2%

NET FEES

Net fees totaled R$ 3,332 million in the first half of 2010, a 10.5% increase in twelve months, with the top performers being insurance, pension funds, cards, and asset management.

Commissions from insurance, pension funds and capitalization (also called savings bonds) grew by 37.4% in twelve months, totaling R$ 722 million, with a 22% share of total commissions, 5 p.p. up year-on-year. This substantial increase is largely due to the launch of new insurance products attached to loans and sales growth in properties and personal accident insurance in the Banco Real branch network. The evolution of 28.5% in pension funds reserves, in the same period, also contributed to the increase in revenues.

Revenues from credit and debit cards totaled R$ 441 million in 1H10, growth of 23.6% in twelve months, mainly due to the expansion of the card base from 9,015 thousand to 10,735 thousand, and the higher penetration of products. A notable event in 2010 was the migration of Banco Real’s entire card base to the Santander system, which created opportunities for higher penetration of products and services related to cards and the implementation of best practices.

Asset management fees totaled R$ 411 million in 1H10, an increase of 15.0% in twelve months as a result of the 28.1% increase in the balance of assets under management in the period.  In 2Q10, it reached R$ 210 million, up 4.7% compared to 1Q10.

Total fees in the second quarter of 2010 were R$ 1,710 million, 5.4% up in three months, partially due to the seasonal effect on fees from foreign trade and capital markets, given that the first quarter typically registers low volume of business. Moreover, fees from credit cards and insurance and pension funds recorded growth of 6.7% and 11.0%, respectively, in the same period.

NET FEES (R$ Million)	1H10	1H09	Var.	2Q10	1Q10	Var.
			1H10x1H09			2Q10x1Q10

Banking Fees	1,187	1,210	-1.9%	599	588	1.8%
Insurance, pension plans and Capitalization	722	526	37.4%	380	342	11.0%
Asset Management	411	358	15.0%	210	201	4.7%
Credit and Debit Cards	441	357	23.6%	227	213	6.7%
Receiving services	252	247	2.3%	128	125	2.7%
Collection	198	188	5.4%	102	96	5.8%
Bills, taxes and fees	54	59	-7.6%	26	28	-8.1%
Capital markets	233	203	14.8%	125	108	15.9%
Foreign trade	225	183	23.2%	123	102	20.9%
Others¹	-140	-66	112.5%	-83	-56	47.4%
Total	3,332	3,016	10.5%	1,710	1,622	5.4%
1. Includes taxes and others.

SANTANDER BRAZIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$ 5,429 million in the first half of 2010, 0.9% more than in the same period in 2009. The lower increase in expenses compared to the inflation in the period is the result of cost control efforts and capture of synergies.

In the second quarter of 2010, general expenses totaled R$ 2,774 million, 4.5% more than in the first quarter.

Administrative expenses totaled R$ 2,657 million in the first half of 2010, a 0.4% decrease in twelve months. The increase in specialized third-party technical services, security and surveillance and others was compensated by the reduction in the expenses relating to advertising, promotions and publicity, communications, as well as asset maintenance and conservation.

In the second quarter of 2010, administrative expenses totaled R$ 1,357 million, 4.4% higher than in the previous quarter, mainly due to the increase in data processing, asset maintenance and conservation and other expenses.

Personnel expenses totaled R$ 2,772 million in the first half of 2010, a 2.2% increase in twelve months. There was a slight increase in salaries and benefits, but a decrease in other personnel expenses.

In the second quarter of 2010, personnel expenses came to R$ 1,417 million, 4.6% higher than in the first quarter of 2010, mainly due to the increase in training expenses and salaries.

EXPENSES (R$ Million)	1H10	1H09	Var.	2Q10	1Q10	Var.
			1H10x1H09			2Q10x1Q10

ADMINISTRATIVE EXPENSES
Specialized third-party technical services	756	671	12.7%	382	374	2.1%
Asset maintenance and conservation	472	514	-8.2%	246	226	8.8%
Data processing	501	495	1.2%	259	242	7.0%
Advertising, promotions and publicity	160	265	-39.6%	83	77	7.8%
Communications	280	312	-10.3%	135	145	-6.9%
Transport and travel	71	71	0.0%	38	33	15.2%
Security and surveillance	253	230	10.0%	124	129	-3.9%
Others	164	110	49.1%	90	74	21.6%
Total	2,657	2,668	-0.4%	1,357	1,300	4.4%

PERSONNEL EXPENSES
Salaries	1,750	1,664	5.2%	907	843	7.6%
Social security and pension plans	472	456	3.5%	234	238	-1.7%
Benefits	381	362	5.2%	186	195	-4.6%
Training	36	24	50.0%	24	12	100.0%
Others	133	206	-35.4%	66	67	-1.5%
Total	2,772	2,712	2.2%	1,417	1,355	4.6%

ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	5,429	5,380	0.9%	2,774	2,655	4.5%

DEPRECIATION AND AMORTIZATION	579	645	-10.2%	293	286	2.4%

TOTAL GENERAL EXPENSES AND AMORTIZATION	6,008	6,025	-0.3%	3,067	2,941	4.3%

SANTANDER BRAZIL RESULTS

Allowance for loan losses

Allowance for loan losses, net of recoveries, totaled R$ 4,654 million in the first half of 2010 million, 3.6% down year-on-year, as a result of the cycle of improvement in the delinquency rate that began in the fourth quarter of 2009.

In the second quarter of 2010, the bank registered allowance expenses of R$ 2,251 million, a 6.3% decrease from the first quarter.

RESULT OF ALLOWANCE FOR LOAN LOSSES	1H10	1H09	Var.	2Q10	1Q10	Var.
(R$ Million)			1H10x1H09			2Q10x1Q10

Expense for allowance for loan losses	-4,989	-5,144	-3.0%	-2,413	-2,576	-6.3%
Income from recovery of credit written off as loss	335	318	5.6%	163	173	-5.8%
Total	-4,654	-4,826	-3.6%	-2,251	-2,403	-6.3%

 Delinquency Ratio (IFRS)

The delinquency ratio (credits overdue more than 90 days, plus performing loans with high delinquency risk) stood at 6.6% in the second quarter of 2010, falling for the third consecutive quarter, indicating that the improvement of the credit quality continues.

The decline in the individuals segment was sharper in the quarter, dropping by 0.6 p.p., from 8.8% in the first quarter to 8.2% in the second quarter of 2010. Corporate delinquency also improved, falling by 0.2 p.p. from the previous quarter.

Note that the delinquency ratio is more conservative under IFRS than in BR GAAP and hence they are not comparable.

 COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In 2Q10, the ratio reached 101.7%, 1.0 p.p. lower than in 1Q10.

 DELINQUENCY RATIO IN BRGAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 4.7% of the total portfolio in 2Q10, a 0.7 p.p. decrease from the previous quarter. Delinquency levels improved considerably, both for the corporate segment (0.7p.p. down) and for the individuals segment (0.5 p.p. down).

SANTANDER BRAZIL RESULTS

NON-PERFORMING LOANS (OVER 60 DAYS) Non-performing loans overdue more than 60 days reached 5.6% in 2Q10, continuing the declining trend that began in 4Q09.

Contigencies PROVISIONS (NET)

Provisions (net) totaled R$ 919 million in 1H10, 49.2% down year-on-year, mainly due to the reduction in sundry contingencies. In 1H09, additional contingencies were constituted using the gains from Cielo’s IPO (former Visanet), which distort the year-on-year comparison.

PROVISIONS (R$ Million)	1H10	1H09	Var.	2Q10	1Q10	Var.
			1H10x1H09			2Q10x1Q10

Provisions for civil, labor, fiscal and other contingencies	-919	-1,809	-49.2%	-289	-629	-54.0%

INCOME TAXES

In 1H10, income taxes totaled R$ 952 million, 42.1% more than in the same period of 2009.

Note that the tax line includes income tax, social contribution, PIS, COFINS, and excludes the Cayman hedge effect, in accordance with the reconciliation on page 10 of this report.

SANTANDER BRAZIL RESULTS

BALANCE SHEET

ASSETS (R$ Million)	Jun/10	Jun/09	Var.	Mar/10	Var.
			Jun10xJun09		Jun10xMar10

Cash and balances with the Brazilian Central Bank	42,344	24,813	70.7%	36,835	15.0%
Financial assets held for trading	35,902	15,809	127.1%	23,133	55.2%
Other financial assets at fair value through profit or loss	16,213	6,068	167.2%	15,873	2.1%
Loans and advances to credit institutions	1,076	4,627	-76.7%	1,225	-12.2%
Loans and advances to customers	221	1,150	-80.8%	232	-4.7%
Debt Instruments	210	291	-27.8%	208	1.0%
Equity Instruments	14,706	-	n.a.	14,208	3.5%
Available-for-sale financial assets	42,579	30,593	39.2%	37,183	14.5%
Loans and receivables	156,804	161,645	-3.0%	150,003	4.5%
Loans and advances to credit institutions	20,282	31,993	-36.6%	20,330	-0.2%
Loans and advances to customers	146,308	138,811	5.4%	139,678	4.7%
Allowances for credit losses	-9,786	-9,159	6.8%	-10,005	-2.2%
Tangible assets	3,977	3,600	10.5%	3,835	3.7%
Intangible assets	31,630	30,589	3.4%	31,587	0.1%
Goodwill	28,312	27,263	3.8%	28,312	0.0%
Others	3,318	3,326	-0.2%	3,275	1.3%
Tax assets	15,250	13,386	13.9%	14,834	2.8%
Other assets	2,547	2,375	7.2%	2,766	-7.9%
Total assets	347,246	288,878	20.2%	316,049	9.9%

LIABILITIES (R$ Million)	Jun/10	Jun/09	Var.	Mar/10	Var.
			Jun10xJun09		Jun10xMar10

Financial liabilities held for trading	4,668	4,887	-4.5%	4,505	3.6%
Financial liabilities at amortized cost	232,373	207,644	11.9%	203,499	14.2%
Deposits from the Brazilian Central Bank	-	870	n.a.	117	n.a.
Deposits from credit institutions	47,784	21,793	119.3%	24,092	98.3%
Customer deposits	150,378	154,922	-2.9%	147,287	2.1%
Marketable debt securities	12,168	11,299	7.7%	11,271	8.0%
Subordinated liabilities	10,082	10,996	-8.3%	9,855	2.3%
Other financial liabilities	11,961	7,764	54.1%	10,877	10.0%
Insurance contracts	16,693	-	n.a.	16,102	3.7%
Provisions¹	9,662	10,203	-5.3%	9,881	-2.2%
Tax liabilities	9,199	7,352	25.1%	8,516	8.0%
Other liabilities	3,032	6,987	-56.6%	2,817	7.6%
Total liabilities	275,627	237,073	16.3%	245,320	12.4%
Total Equity²	71,619	51,805	38.2%	70,729	1.3%
Total liabilities and equity	347,246	288,878	20.2%	316,049	9.9%
1. Provisions for pensions and contingent liabilities.
2. Includes minority interest and adjustment to market value.

Total assets came to R$ 347,246 million in June 2010, a 20.2% growth in twelve months, largely due to the incorporation of the insurance company, reflected mainly in “Equity Instruments” and “Liabilities for insurance contracts” and by the investments of the funds from the IPO. In three months, it recorded growth of 9.9% due to increase in the loan portfolio and public securities portfolio.

SANTANDER BRAZIL RESULTS

Securities

The securities portfolio totaled R$ 93,494 million in June 2010, up 99.5% in twelve months, mainly due to the incorporation of the insurance company (Santander Seguros) in 3Q09. The consolidation of this company added balance to the PGBL/VGBL fund Quotas line as well as the balance of funds quotas to the Private Securities, Funds Quotas and Other line. Compared to march 2010, the balance of securities grew by 24.9% due to public securities portfolio increase of 34.7%.

SECURITIES (R$ Million)	Jun/10	Jun/09	Var.	Mar/10	Var.
			Jun10xJun09		Jun10xMar10

Public securities	64,581	37,036	74.4%	47,930	34.7%
Private securities, funds quotas / others	9,643	3,847	150.7%	8,199	17.6%
PGBL / VGBL fund quotas	14,706	-	n.a.	14,208	3.5%
Financial instruments	4,563	5,988	-23.8%	4,491	1.6%
Total	93,493	46,871	99.5%	74,829	24.9%

Credit Portfolio

Total credit portfolio came to R$ 146,529 million in June 2010, a 9.2% growth in twelve months and 4.7% increase in three months. It is worth highlighting, in the quarter, the substantial recovery in the small and medium companies segment and the significant growth in large corporate and individuals segments.

The appreciation of the Real against the Dollar impacted our credit portfolio in twelve months. Excluding this effect, credit would have grown by 10.4% over June 2009.  Moreover, the credit portfolio under IFRS standard does not include the acquisition of portfolio from other banks with co-obligation. Including the acquisition of portfolio, the year-on-year credit growth (without the foreign exchange effect) would be 11.5%.

The credit portfolio increased 9.9% in twelve months in BR GAAP, which came to R$ 150,813 million, thus higher than in IFRS, due to the acquisition of other banks’ portfolio and the consolidation of the credit portfolio of our consumer finance joint ventures.

BREAKDOWN OF CREDIT TO CLIENTS	Jun/10	Jun/09	Var.	Mar/10	Var.
(R$ Million)			Jun10xJun09		Jun10xMar10

Individuals	45,910	41,217	11.4%	43,992	4.4%
Consumer finance	26,119	24,593	6.2%	25,509	2.4%
SMEs	32,260	31,845	1.3%	30,811	4.7%
Corporate	42,240	36,519	15.7%	39,597	6.7%
Total	146,529	134,173	9.2%	139,910	4.7%
Total guarantees	20,645	22,671	-8.9%	21,111	-2.2%
Total credit with guarantees	167,174	156,844	6.6%	161,021	3.8%

Total credit BR GAAP (excluding guarantees)¹	150,837	137,268	9.9%	144,124	4.7%

1. The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio purchased from other banks and joint ventures of the consumer finance business.

SANTANDER BRAZIL RESULTS

 Loans to individuals

In June 2010, loans to individuals totaled R$ 45,910 million, up 11.4% in twelve months and 4.4% over the previous quarter, mainly driven by credit cards, payroll loans and mortgages.

The volume of credit cards portfolio grew by 24.8% in twelve months and by 6.1% over the previous quarter to reach R$ 8,869 million in June 2010.

The payroll loan portfolio grew from R$ 9,123 million in June 2009 to R$ 11,962 million, a 31.1% increase, including portfolio acquired. Compared to March 2010, the increase reached 12.6%.

Mortgages for individuals totaled R$ 5,609 million, up 17.0% in twelve months and 4.6% in three months.

Consumer Finance

The consumer finance portfolio reached R$ 26,119 million in June 2010, a 6.2% increase in twelve months and 2.4% in three months, continuing the recovery that began in the fourth quarter of 2009.

 CORPORATE AND SMEs LOANS

Corporate and SMEs loans totaled R$ 74,500 million in June 2010, a 9.0% increase in twelve months and 5.8% in the quarter.

Loans to large corporate reached R$ 42,240 million, growing by 15.7% in twelve months and by 6.7% in three months, which was mainly due to the increased demand for loans.

Loans to small and medium companies registered R$ 32,260 million, increasing by 1.3% in twelve months. In the quarterly comparison, the segment registered considerable recovery, from a 2.0% decrease in the first quarter of 2010 to an increase of 4.7% in the second quarter. The improvement in the growth trend is due to the restructuring of the commercial activities and operational procedures in order to provide greater speed and efficiency in loans concession in this segment.

SANTANDER BRAZIL RESULTS

INDIVIDUAL AND CORPORATE LOANS PORTFOLIO BY PRODUCT

The following table provides the breakdown of the credit portfolio by product. As mentioned before, products for individuals that presented better evolution in twelve and three months were payroll loans, credit cards and mortgages.

In terms of loans to corporate and SMEs, we highlight mortgages (+48.6% yoy) and trade finance (+115.8% yoy).

BREAKDOWN OF MANAGERIAL CREDIT	Jun/10	Jun/09	Var.	Mar/10	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Jun10xJun09		Jun10xMar10

Individuals
Leasing / Auto Loans¹	2,290	1,874	22.2%	2,210	3.6%
Credit Card	8,869	7,106	24.8%	8,357	6.1%
Payroll Loans²	11,962	9,123	31.1%	10,628	12.6%
Mortgages	5,609	4,794	17.0%	5,365	4.6%
Agricultural Loans	2,866	3,238	-11.5%	2,988	-4.1%
Personal Loans / Others	17,759	16,894	5.1%	16,979	4.6%
Total Individuals including acquired portfolio	49,355	43,029	14.7%	46,527	6.1%
Total Individuals	45,910	41,217	11.4%	43,992	4.4%

Corporate and SMEs
Leasing / Auto Loans	2,914	3,176	-8.2%	3,969	-26.6%
Construction Loans	4,746	3,194	48.6%	4,324	9.8%
Trade Finance	18,068	8,372	115.8%	15,102	19.6%
On-lending	9,786	15,712	-37.7%	10,807	-9.4%
Agricultural Loans	1,743	2,129	-18.1%	2,056	-15.2%
Working capital / Others	37,242	35,780	4.1%	34,151	9.1%
Total Corporate and SMEs	74,500	68,363	9.0%	70,409	5.8%
Consumer Finance	26,119	24,593	6.2%	25,509	2.4%
Total Credit Portfolio	146,529	134,173	9.2%	139,910	4.7%
Total Credit including acquired portfolio	149,974	135,986	10.3%	142,445	5.3%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 23,466 million in 2Q10, R$ 23,054 million in 1Q10 and R$ 21,802 million in 2Q09.
2. Includes acquired portfolio

FUNDING

Total funding (including asset under management) reached R$ 245,237 million in June 2010, up by 4.0% in twelve months, led by savings deposits (+24.8% yoy) and assets under management (+28.1% yoy)

In comparison with the previous quarter, funding increased by 2.0%, led by debentures/LCI/LCA, which grew by 34.8% and assets under management, which grew by 2.7%. Funding from clients totaled R$ 135,744 million in June 2010, decreasing by 9.6% from June 2009 but increasing by 1.5% from March 2010.

FUNDING (R$ Million)	Jun/10	Jun/09	Var.	Mar/10	Var.
			Jun10xJun09		Jun10xMar10

Demand deposits + Investment Account	13,888	14,121	-1.7%	13,699	1.4%
Savings deposits	26,721	21,411	24.8%	25,781	3.6%
Time deposits	60,051	87,463	-31.3%	68,252	-12.0%
Debenture/LCI/LCA¹	35,084	27,202	29.0%	26,025	34.8%
Funding from Clients	135,744	150,197	-9.6%	133,757	1.5%
Assets under management	109,493	85,503	28.1%	106,572	2.7%
Total	245,237	235,700	4.0%	240,329	2.0%

1. Repurchase Agreement backed on "Debenture", Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

SANTANDER BRAZIL RESULTS

Credit/Funding Ratio

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The ratio of credit portfolio to total funding in 2Q10 was 109%. The increase in this ratio occurred due to two factors: the rise in the reserve requirements on account of the change in regulation, and the reduction in time deposits, mainly from institutional clients.

The bank has a comfortable liquidity position and has stable and adequate funding sources for each type of credit line.

FUNDING VS. CREDIT (R$ Million)	Jun/10	Jun/09	Var.	Mar/10	Var.
			Jun10xJun09		Jun10xMar10

Funding from Clients	135,744	150,197	-9.6%	133,757	1.5%
(-) Compulsory Deposits	-39,624	-22,106	79.2%	-34,043	16.4%
Funding from Clients Net of Compulsory	96,120	128,091	-25.0%	99,714	-3.6%
Borrowing and Onlendings	23,316	21,161	10.2%	20,566	13.4%
Subordinated Debts	10,082	10,996	-8.3%	9,855	2.3%
Funding Offshore	4,665	4,741	-1.6%	3,507	33.0%
Total Funding (A)	134,183	164,989	-18.7%	133,642	0.4%
Total Credit (B)	146,529	134,173	9.2%	139,910	4.7%
B / A (%)	109%	81%	27.9 p.p.	105%	4.5 p.p.

BIS Ratio – BR GAAP

The BIS ratio reached 23.4% in June 2010, 6.4 p.p. higher than in June 2009, mainly due to the increase in Shareholders’ Equity that resulted from the Public Share Offering in October 2009.  Note that, according to Brazilian regulations, the minimum ratio is 11%.

In twelve months, the regulatory capital tier II dropped by 19.9%, basically due to the early redemption of the subordinated debt in the amount of R$1.5 billion in January 2010.

The calculated BIS ratio excludes the amount of unamortized goodwill from the capital base.

OWN RESOURCES and BIS (R$ Million)	Jun/10	Jun/09	Var.	Mar/10	Var.
			Jun10xJun09		Jun10xMar10

Adjusted Tier I Regulatory Capital¹	44,095	24,370	80.9%	43,912	0.4%
Tier II Regulatory Capital	8,211	10,256	-19.9%	8,451	-2.8%
Tier I and II Regulatory Capital¹	52,306	34,626	51.1%	52,363	-0.1%
Required Regulatory Capital	24,632	22,413	9.9%	23,652	4.1%
Risk-weighted assets	223,927	203,755	9.9%	215,018	4.1%
Basel II Ratio	23.4%	17.0%	6.4%	24.4%	-1.0%

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

RESULTS BY SEGMENT ANALYSIS

PROFIT BY SEGMENT

 The bank has three business segments: Commercial Bank, Wholesale Banking and Asset Management / Insurance. Commercial Bank includes products and services for retail, consumer financing, small and medium companies and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M comprises products and services for global corporate clients, treasury and investment banking activities. The Asset Management / Insurance segment encompasses asset management, pension funds, capitalization and insurance.

In the first half of 2010, Commercial Bank accounted for 58% of total profit1 before tax according to IFRS. GB&M represented 33% and Asset Management and Insurance responded for 9%.

Commercial Bank’s profit1 before tax in the first half of 2010 totaled R$ 2,501 million, R$282 million or 12.7% more than in the first half of 2009.

Global Wholesale banking reported profit1 before tax of R$1,399 million in the first half of 2010, an 8.0% decrease in twelve months or R$ 122 million less than in the same period the previous year, as a result of lower volume of business activities.

Asset Management and Insurance posted profit¹ before tax of R$ 393 million in the first half of 2010, an increase of 289.0% or R$292 million over the same period the previous year, as a result of the consolidation of the insurance company and Real Asset Management in the third quarter of 2009.

1 Does not adjust the fiscal hedge of the investment in the Cayman branch

CARDS

CARDS

NUMBER OF TRANSACTIONS AND TURNOVER

In 2Q10, the number of transactions of credit cards grew by 31.0% over 2Q09, totaling 158.9 million.

Total turnover reached R$ 26.9 billion, an increase of 16.1% in twelve months and of 2.6% in three months.

CREDIT PORTFOLIO

  The credit card portfolio rose by 25.1% in twelve months and by 6.0% in the quarter to reach R$ 9.2 billion in June 2010. Of this total, 33% was financed portfolio and 67% was non-financed portfolio. This mix is practically stable in relation to June 2009. The growth in the Cards business is based on the strategy of increasing the market share through product innovation, efforts to acquire clients and improvement in the quality of services provided.

  One example is the Flex card, whose main feature is the offering of benefits to balance the financial needs of lower and medium income clients. Santander Van Gogh, the segment targeted at high income clients, now includes the Santander Elite Platinum and Santander Style Platinum cards, which complete the segment’s value offering and leveraging the relationship with the client.

Another factor that contributed to the growth of the business in 2010 was the initiative to increase the profitability of the credit card customer base through offering additional cards and associated products like insurance, financing products and capitalization.

CARD bASE

 Innovation in products, increasing product penetration in the existing client base as well as adopting best practices between Banco Real and Santander are the main factors for the 12.9% growth in the card base from June 2010 to June 2009. The total debit and credit card base reached 35.3 million in June 2010.

Credit cards base totaled 10.7 million in June 2010, a 19.1% growth in twelve months and 6.9% increase in three months.

Debit cards totaled 24.6 million in June 2010, up 10.4% in one year and 2.7% over March 2010.

RISK MANAGEMENT

RISK  MANAGEMENT

Banco Santander’s operations are subject to a variety of risks. To manage these risks effectively, Santander has incorporated the Group’s worldwide risk management functions at various levels of the organization. In addition, committees headed by senior management oversee the financial, credit and market risks of the divisions. Local risk limits and exposures are further subject to approval from the Santander Group.

Credit Risk

Banco Santander’s credit risk management process is designed to follow Santander Group’s standards while taking into account its product offerings and the specific regulatory requirements of its operations in Brazil. The credit approval processes, particularly the approval of new loans and risk monitoring, are structured in accordance with customer and product classification. Credit approval and monitoring are conducted separately and on different technological platforms for each of the networks operated under the Santander and Banco Real brands, but the policies and procedures applied are the same for each network, except for minor operational variations.

Credit Monitoring

Credit lines to retail banking customers are reviewed on a weekly basis. This process allows fine tuning in the credit exposure with customers that have presented good credit quality. Specific early warnings are automatically generated in case of deterioration of a customer’s credit quality. In such an event, a credit risk mitigation process designed to prevent default begins with identification of the customer’s solvency problem (expenditures and other financial commitments) and the customer is approached by the relationship manager.

Early warnings are automatically generated for SMEs, and their performance is monitored on a monthly basis. In addition, the financial condition of each business is discussed by specific committees in the presence of the commercial area with the aim of continuously improving the quality of our credit portfolio.

Credit lines to clients in the Wholesale segment are reviewed annually, along with the credit quality of them. There is the monitoring process of the customers and if any specific concerns arise regarding the credit quality of a particular customer, a system known as LVEF (Firms Special Surveillance) is used, with possible actions to be taken under the following categories: monitor risks ", reduce risks," "increase collateral" or "exit the risks." In these cases, the client review may be conducted quarterly or semiannually, depending on the classification.

CREDIT RECOVERY

The Credit Recovery Department is responsible for the collection and recovery of loans at Banco Santander.  The operating strategies and channels are defined according to the days in arrears and the amounts in arrears, which result in a Map of Responsibilities. In the initial days of delinquency, a more active collection model, with specific strategies and closer internal monitoring, is adopted. Call centers, inclusion in credit protection bureaus, collections efforts through letters and the branch network are used during this phase, in order to recover the clients. In case of overdues more than 60 days and in case of higher amounts, in-house teams specialized in credit restructuring and recovery enter the scene to deal directly with the delinquent clients. Recovery in the case of lower amounts or very long delays is done through outsourced administrative or legal recovery efforts according to internal criteria, which are paid according to the success in recovering the amounts in arrears.

Tools such as behavior scoring are used to study the collections performance of certain groups in order to reduce costs and increase recovery. These models seek to measure the payment probability of clients, adjusting the collection efforts so that clients with lower probability of recovery receive timely and intensive actions. In case of higher payment probability, the focus is on maintaining a healthy relationship with these clients. All clients with amounts in arrears or rescheduled loans have internal restrictions.

With the focus on loss-making operations, the delinquent loan portfolios are sold periodically through auctions in which the conditions and characteristics of the operations are evaluated without risk retention.

RISK MANAGEMENT

Market Risk

Market risk involves the exposure to such risk factors as interest rates, exchange rates, commodity prices, market prices of shares and other securities, by way of the product type, volume of operations, terms, contractual conditions and the underlying volatility.

Santander operates according to global policies within the Group’s risk tolerance levels and in line with its objectives in Brazil and worldwide. For this, it has developed its own Risk Management model based on the following principles:

- Functional autonomy;

- Execution capacity sustained by knowledge of and proximity to the client;

- Global scope of the function (different types of risks);

- Collective decisions that evaluate all the possible scenarios and do not compromise the results of individual decisions, including the Executive Committee Brazil Risks, which sets the limits and approves the transactions, and the Asset and Liability Committee, which is responsible for the management of capital and the structural risks, including country risk, liquidity and interest rates;

- Management and optimization of the risk/return ratio; and

- Advanced risk management methodologies such as Value at Risk (VaR) VaR (historical simulation of 521 days, with 99% confidence level and one day time horizon), scenarios, sensibility of financial margin, asset value and contingency plan.

The Market Risks department reports to the office of the Vice President of Credit and Market Risks, which implements the risk policies according to the instructions of the Board of Directors and the Santander Group’s Risks  Division in Spain.

A more detailed description of market risk structure, methodologies and system platform can be found on www.santander.com.br (available only in Portuguese).

Management of Operational and Technological Risks

The management and control of the operating and technological risks aims to make the system of Internal Controls more effective, as well as to prevent, mitigate and reduce the events and losses on account of operating risks. Under this model, the Bank evaluates its practices and procedures that meet the requirements and directives of the Santander Group, the Basel Agreement requirements, Central Bank resolutions and the requirements of the U.S. Sarbanes-Oxley Act of 2002.

Environmental and Social Risk

Banco Santander is currently implementing the Socio-Environmental Risk Practice, which in addition to lending, provides analysis of social and environmental issues in accepting clients. Under this practice, in lending the area of Socio-Environmental Risk examines corporate clients with limits equal to or greater than R$ 1 million, the capital market and one of the 14 sectors bellow:

• Prospecting, exploration for oil or natural gas distributor of fuel in general and gas stations;
• Mining;
• Metallurgy, steel, pig iron and electroplating;
• Lumber, sawmill, deployment, furniture and trade;
• Energy generation, transmission and distribution;
• Industry in general;
• Agriculture and livestock in general;
• Hospital and laboratory;
• Collection, treatment, recycling and disposal of domestic solid waste, industrial and hospital;
• Transport in general, terminals, except passenger and deposits;
• General building contractors;
• Construction and real estate developer;
• Fisheries and aquaculture;
• Use of biological diversity, forestry and forest products

The area examines the social/environmental management of items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team graduated in biology, geology, chemistry and environmental engineering monitors the social and environmental practices of customers and a team of financial analysts in charge of studying the likelihood of harm related to these practices that may affect the securities and financial condition of the Bank's clients.

sustainable development and corporate governance

SUSTAINABLE DEVELOPMENT

Santander intends to foster the sustainability agenda through rendering services, engagement of employees, clients, suppliers, and the society. Notable among the main events in the second quarter of 2010 is the global launch of the Second Questionnaire of the Forest Footprint Disclosure (FFD), with Santander being the first financial institution in Brazil to endorse the project. The questionnaire is a self-appraisal by the companies to measure the impact of their operations on the forests and their initiatives to manage it.

On June 23, the ‘Amigo de Valor’ program, an initiative that engages employees, clients and suppliers to direct part of the income tax to the Municipal Funds for the Rights of the Child and Teenagers, received the 2nd Sustainability Award in the Innovation category, from the Spanish Chamber of Commerce. The award was given to companies that sponsor relevant and important projects relating to social/environment protection.

Also in June, Santander’s relationship managers from both wholesale and retail network, can count on a online sustainable business training program. It  enables participants to discover new business opportunities by incorporating the economic, social and environmental aspects in the business decisions and in relations with clients. Moreover, the ‘Caminhos & Desafios’ (Ways and Challenges) training program on sustainability practices, offered to clients and suppliers, formed its first class of 2010 (number 27), in which a record 118 legal entities and 187 participants took part.

The ‘Comunidade Obra Sustentável’ (Sustainable Construction Community)program(http://www.comunidadeobrasustentavel.com.br/), which aims to promote sustainable practices in the construction sector, was open to the public on April 20. In less than two months, the virtual network had 557 users, 1,181 visits and 13,197 page accesses.

With regards to risk management, Santander has been implementing the Socio-Environmental Risk Practice. In order to assist clients and guarantee an effective training program for the bank’s employees, the practice has been implemented in diverse market segments, with the Corporate segment covered in April. In addition, training programs for companies in the areas of risk, business and products are also in progress.

In April, the first University Smartcard Observatory (TUI) in Brazil was inaugurated at the Universidade do Vale do Rio dos Sinos (Unisinos). This is a pioneer initiative in scientific research which aims to provide technical and market knowledge to expand the gamut of services provided to universities. The Observatory involves a project to integrate the Smartcard with the public transport, and is already a model for other institutions in the country. In addition, a branch of the  bank was opened specially for the academic community of PUC Minas University.

In May 2010 registrations were open for the Santander Universities 2010 Award, with a new scope to impact the entire value chain in higher education and provide strategic support to the pillars of academic management: teaching, research and extension. The initiative is sustained by four pillars: Science and Innovation, Entrepreneurship, Sympathetic University and Student Guide which, together, offer R$ 1 million in awards and scholarships at Babson College for the guides of the winning entrepreneurial projects.

In May, Universia reaffirmed its commitment to higher education in Iberoamerica by bringing together 1,057 higher educational institutions, represented by 985 rectors from 34 countries, at the II International Meeting of Rectors in May in Guadalajara, Mexico. The universities, with the society’s support, undertook to take concrete measures to develop the Iberoamerican Knowledge Center, which include a program of student mobility and interchange.

In Guadalajara, the chairman of Group Santander, D. Emílio Botín, announced that Brazil will host the III Universia International Meeting of Rectors and that Santander will, over the next five years, allocate 600 million Euros to projects and agreements with universities around the world, reiterating the Bank’s commitment to education.

Corporate Governance

The global corporate governance model adopted by the Santander Group is characterized, especially, by the protection of shareholders’ rights as well as transparency in management and in communications with the strategic stakeholders, all of which have placed the group’s European units among the continent’s leaders in corporate governance.

Based on these credentials, Santander Brasil focused its efforts on perfecting its policies and practices, also reinforced by the gains in synergy and complementarily resulting from the acquisition of Banco Real.

In this regard and in line with the best corporate governance practices, in October 2009, Santander listed its Units at Level 2 of the São Paulo Stock Exchange (BM&FBovespa) and its ADRs on the New York Stock Exchange (NYSE), and is thus subject to the supervision of the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities & Exchange Commission and the Sarbanes-Oxley Act.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

Level 2 is a special listing segment of BM&FBovespa stock exchange, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices. A complete description of the minimum requirements for level 2 listing is available in the section on corporate governance at www.santander.com.br/ri. Additionally, Santander decided to extent 100% of tag along rights to the preferred shareholders.

In an attempt to build even closer ties with its shareholders, following a public share offering in October 2009, Santander created a special area to offer differentiated service and specific relationship programs for individual and non-institutional corporate investors. Together with the existing IR area, currently responsible for relations with institutional investors and market analysts, Santander Shareholders underlines the Group’s determination to maintain close relations with all of its shareholders and be always attentive to their needs.

In order to establish and disseminate the standards of conduct expected from all of its employees, the Organization has a Code of Ethics, which establishes the values of citizenship, dignity, work, respect, loyalty, decorum, zeal and efficiency, the Code of Conduct in Securities Markets, as well as manuals for Prevention of Money Laundering, Press Relations, and Conduct in Purchase Management, a global publication. It also has an Information Security policy that is guided by the principles of confidentiality, integrity and availability.

The Board of Directors is comprised of a minimum of five members and a maximum of twelve members, of which at least 20% must be independent. They have a two-year term and meet at least four times a year. This board is responsible to direct the general conduct of the business and to set the general orientation of the Company's business and operations, to decide on the allocation of capital and major investments. It is supported by the Board of Executive Officers, which are responsible for, among other things, executing, according to the general orientation established by the Board of Directors, the business and operations defined in the Bylaws. The Board of Directors also has the support of other specialized committees.

The managers also counts on Audit Committee, comprised of a minimum of three and a maximum of six members appointed by the Board of Directors. It was created and operates in accordance with Central Bank rules. Among its duties, we can highlight the revision, prior to publication, of half yearly financial statements, including explanatory notes, management reports and independent auditor's report.

On April 28, 2010, we held the Annual and Extraordinary Shareholders Meetings of Banco Santander, in which more than 90% of our shareholders were present. The Shareholders’ Meetings approved the management’s accounts for 2009 and the allocation of the annual earnings, fixed the overall compensation of the administrators and also approved the capital increase as well as amendments to Bylaws. Among others, this amendment included rules for the functioning of the Board of Directors, resulting in an improvement in the corporate governance practices adopted by Banco Santander.

On the same date, we held the Board of Directors Meeting, which approved the corporate policy, processes, procedures and the systems necessary for the effective implementation of Banco Santander’s credit risk management structure, pursuant to Resolution 3,721 of 30.04.2009 of the National Monetary Council.

Summarized balance sheet

Summarized balance sheet

ASSETS (R$ Million)	Jun/10	Mar/10	Dec/09	Sep/09	Jun/09

Cash and balances with the Brazilian Central Bank	42,344	36,835	27,269	21,261	24,813
Financial assets held for trading	35,902	23,133	20,116	19,261	15,809
Other financial assets at fair value through profit or loss	16,213	15,873	16,294	16,986	6,068
Loans and advances to credit institutions	1,076	1,225	1,907	4,003	4,627
Loans and advances to customers	221	232	389	606	1,150
Debt Instruments	210	208	211	294	291
Equity Instruments	14,706	14,208	13,787	12,083	-
Available-for-sale financial assets	42,579	37,183	46,406	44,763	30,593
Loans and receivables	156,804	150,003	152,163	149,973	161,645
Loans and advances to credit institutions	20,282	20,330	24,228	27,932	31,993
Loans and advances to customers	146,308	139,678	138,005	132,343	138,811
Allowances for credit losses	(9,786)	-10,005	-10,070	-10,302	-9,159
Hedging derivatives	107	133	163	157	178
Non-current assets held for sale	93	41	171	53	58
Investments in associates	429	423	419	417	502
Tangible assets	3,977	3,835	3,702	3,682	3,600
Intangible assets	31,630	31,587	31,618	30,982	30,589
Goodwill	28,312	28,312	28,312	28,312	27,263
Other intangible assets	3,318	3,275	3,306	2,670	3,326
Tax assets	15,250	14,834	15,779	15,058	13,386
Other assets	1,918	2,169	1,872	3,642	1,637
Total Assets	347,246	316,049	315,972	306,235	288,878

LIABILITIES AND EQUITY (R$ Million)	Jun/10	Mar/10	Dec/09	Sep/09	Jun/09

Financial liabilities held for trading	4,668	4,505	4,435	5,316	4,887
Other financial liabilities at fair value through profit or loss	2	2	2	2	363
Financial liabilities at amortized cost	232,373	203,499	203,567	205,801	207,644
Deposits from the Brazilian Central Bank	-	117	240	562	870
Deposits from credit institutions	47,784	24,092	20,956	18,754	21,793
Customer deposits	150,378	147,287	149,440	154,548	154,922
Marketable debt securities	12,168	11,271	11,439	10,945	11,299
Subordinated liabilities	10,082	9,855	11,304	11,149	10,996
Other financial liabilities	11,961	10,877	10,188	9,843	7,764
Liabilities for insurance contracts	16,693	16,102	15,527	13,812	-
Hedging derivatives	42	37	10	21	63
Provisions¹	9,662	9,881	9,480	11,555	10,203
Tax liabilities	9,199	8,516	9,457	9,287	7,352
Other liabilities	2,988	2,778	4,228	4,775	6,561
Total Liabilities	275,627	245,320	246,706	250,569	237,073
Shareholders’ equity	70,942	70,069	68,706	55,079	51,135
Minority interests	3	1	1	5	5
Valuation adjustments	674	659	559	582	665
Total Equity	71,619	70,729	69,266	55,666	51,805
Total Liabilities and Equity	347,246	316,049	315,972	306,235	288,878
1. Includes repo.
2. Provisions for pensions and contingent liabilities.

Summarized Financial Statements

Summarized MANAGERIAL Financial Statements

In order to provide a better understanding of the IFRS results, we present the managerial income statement, which differ from Reported (accounting) Income Statement due to the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY CAYMAN'S FISCAL HEDGE (R$ Millions)
	2Q10	1Q10	4Q09	3Q09	2Q09

Interest and similar income	9,839	9,278	9,841	9,731	9,775
Interest and similar expense	-3,974	-3,445	-3,991	-4,075	-4,286
Net Interest Income	5,865	5,833	5,850	5,656	5,489
Income from equity instruments	14	4	8	7	8
Share of results of entities accounted for using the equity method	13	10	5	33	52
Net fees	1,710	1,622	1,666	1,556	1,573
Fee and commission income	1,929	1,841	1,888	1,797	1,799
Fee and commision expense	-219	-219	-222	-241	-226
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	290	608	306	240	459
Other operating income (expenses)	-60	-45	-59	106	-110
Total income	7,832	8,032	7,776	7,598	7,471
General expenses	-2,774	-2,655	-2,893	-2,674	-2,649
Administrative expenses	-1,357	-1,300	-1,423	-1,345	-1,297
Personnel expenses	-1,417	-1,355	-1,470	-1,329	-1,352
Depreciation and amortization	-293	-286	-265	-339	-328
Provisions (net)¹	-290	-629	-482	-1,190	-1,250
Losses on assets (net)	-2,214	-2,407	-2,125	-3,844	-2,518
Allowance for loan losses²	-2,251	-2,403	-2,148	-3,008	-2,467
Losses on other assets (net)	37	-4	23	-836	-51
Net gains on disposal of assets	48	117	34	2,280	1,040
Net profit before tax	2,309	2,172	2,045	1,831	1,766
Income tax	-543	-409	-454	-359	-153
Net profit	1,766	1,763	1,591	1,472	1,613
1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our dollar denominated investments in Cayman are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is insensitive to this tax related foreign exchange exposure. Though, our effective tax rate and the gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

The table below presents the fiscal hedge results  which were reclassified in the managerial income statement.

CAYMAN'S FISCAL HEDGE (R$ Millions)	2Q10	1Q10	4Q09	3Q09	2Q09

Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	-140	-49	84	338	592
Income tax	140	49	-84	-338	-592

1 Gain on disposal of assets of R$ 64 million partially offset by an allowance for contingencies of R$ 28 million.

2 Include savings, demand deposits, time deposit, debenture, LCA and LCI.

3 Does not adjust the fiscal hedge of the investment in the Cayman branch

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer